April 24, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street
Washington, D.C. 20549-6010
Attn: Amanda Ravitz, Assistant Director

Re:	TopSpin Medical, Inc.
Form 8-K/A Filed February 23, 2012 File No. 333-144472

Dear Ms. Ravitz:

This letter responds to the letter dated March 8, 2012 (the “Comment Letter”) containing comments from the staff of the Securities and Exchange Commission (the “Staff”) resulting from the Staff’s review of the filing of Topspin Medical, Inc. (“Topspin” or the “Company”) identified above (the “Filing”). Our responses are set out below following the text of the comment to which each response relates. Unless the context otherwise requires, references in this letter to “we,” “us,” and “our” refer to Topspin Medical, Inc.

Recent Transactions, page 2

1.   We note your response to prior comment 1; however, it remains unclear whether you have disclosed all aspects of this transaction. For example, please tell us the nature of all consideration received by the majority shareholder of Topspin, Inc. in exchange for transferring shares to shareholders of Metamorefix. In this regard, we note that the benefit of this transaction appears to flow most directly to Topspin’s subsidiary. We also note limited discussion of the right to unwind the transaction, as set forth in section 2.5.4 of the share transfer agreement (and the related amendment), and the impact of the transactions on Mr. Ascher Shmulewitz’s control of the registrant. Please advise and revise as appropriate.

Response:  As noted in the Filing, on June 30, 2011, (i) IHCV transferred to Topspin Medical (Israel) Ltd., a subsidiary of the Company, 1,400,000 shares, par value NIS 0.01, of Metamorefix Ltd. (including 700,000 ordinary shares and 700,000 “protected” shares), constituting 19.56% of Metamorefix’s issued and outstanding capital stock; and (ii) Medgenesis transferred to IHCV 1,015,295 ordinary shares of the Company, constituting 8.72% of the Company’s issued and outstanding capital stock. The Medgenesis Transaction was approved by the Board of Directors of the Company (and separately by its audit committee) as an “Acquitting Transaction,” or a transaction in which the Company is a third party beneficiary, but has no direct obligations (including any obligation to make a payment to any third party).

An Israeli public company whose securities are traded on the Tel Aviv Stock Exchange (“TASE”) has to meet certain criteria regarding (including minimum shareholders’ equity and trading price requirements) in order to preserve the eligibility of its securities to be so listed.  As disclosed in the Filing and in prior comment response letters to the Staff, the Company was non-compliant with certain TASE listing requirements and was in danger of having its securities permanently removed from listing on the TASE; had the Company’s securities been permanently delisted, the Company and its securities would have lost significant value.  The Medgenesis Transaction was consummated in order to cause the Company to regain compliance with the applicable TASE listing requirements. Dr. Shmulewitz, the Company’s largest shareholder, retained control of the Company (after consummation of the Medgenesis Transaction, he held 64% of the outstanding equity of the Company) and benefited (as did the Company) from the continued listing of the Company’s securities on the TASE.

The discussion regarding the parties’ rights to unwind the Medgenesis Transaction was limited in the Filing because such right has expired and can no longer be exercised.

The disclosure in the Filing regarding the Medgenesis transaction has been clarified to reflect the above; please see pages 2-3 of Amendment no. 2 to Form 8-K, filed on April 24, 2012 (the “Second Amendment”).

Description of the Company, page 3

2.   We note your response to prior comment 4 and your revised disclosure on page 4. Please revise the table showing net losses and revenues in order to specify the currency represented by these amounts. In addition, please clarify whether actual net losses and revenues are multiples of the amounts shown in the table.

Response:  In response to the Staff’s comment, we have revised the table showing net losses and revenues to specify that the figures therein are presented in multiples of 1,000 NIS; please see page 4 of the Second Amendment.

TopSpin’s History, page 4

3.   We note your response to prior comment 5. With a view to disclosure, please tell us why the Office of the Chief Scientist of The Israeli Ministry of Industry did not pay the anticipated 2007 and 2008 grants, whether you intend to apply for future grants from the Office of the Chief Scientist of Israel and what must occur before you can be eligible for such grants. Also, expand your discussion to provide additional explanation of your decision to discontinue the development of your intellectual property in January 2010.

Response: The Company believes that it was and is entitled to receive the 2007 and 2008 grants from the Office of the Chief Scientist of the Israeli Ministry of Industry (the “OCS”).  The Company made several inquiries to the OCS regarding the anticipated 2007 and 2008 grants, none of which shed light on the reason for non-payment of such grants by the OCS.  We believe that the OCS declined to make payments with respect to the 2007 and 2008 grants because it perceived that the Company would not be able to continue its scientific operations as a result of its uncertain financial condition and prospects during that time period. The Company may apply for future grants from the OCS, but no application is pending at the moment. To the extent that the Company chooses to apply for and/or receives grants from the OCS in the future, it will make required disclosures regarding the nature of the application, the steps required to establish eligibility for the requested grant, and such additional information as may be required to be disclosed.

4.   Please revise to clarify the status of the outstanding loan balance under the loan agreement entered into with Medgenesis on April 29, 2010.

Response: The outstanding loan balance under the April 29, 2010 loan agreement between the Company and Medgenesis was converted into 5,941,489 shares of Common Stock in connection with the Company’s Chapter 11 bankruptcy proceedings.  The disclosure in the Filing has been clarified to reflect the above; please see page 5 of the Second Amendment.

Regulatory Landscape, page 8

5.   We note your statement on page 9 that you believe you may be able to carry out a relatively quick clinical trial and submit your wound product for FDA approval during 2012. Given your response to prior comment 6 and your disclosure on page 6 that you have not yet produced the final wound treatment product, please revise to provide balanced disclosure regarding the status of your product and address how you determined you would be able to submit this product for FDA approval during 2012.

Response: In response to the Staff’s comment, we have revised the disclosure in the Filing to provide a more balanced disclosure regarding the status of our product and addressing how we determined that we will be able to submit our wound treatment product for FDA approval in 2012.

The United States Food & Drugs Administration, page 8

6.   We note your response to prior comment 7 and your revised disclosure on page 8. Please provide us with the basis for your statements that FDA review of a 510(k) submission “must” be completed within 90 days and that the FDA is “obligated” to review 510(k) submissions within 90 days of receipt. Please also disclose the estimated time frame for approval under the Premarket Approval process.

Response: In response to the Staff’s comment, the disclosure in the Filing has been revised to clarify that FDA regulations govern the general timeframe of various application tracks, but provide FDA regulators due time to prepare such materials as they may need to respond to the examiners’ questions.   Please see page 9 of the Second Amendment.

We have provided the Staff with hard copies of sources supporting the assertions on page 9 of the Second Amendment.

Market Size, page 11

7.   We note your response to prior comment 12. However, please provide substantiation for claims regarding the limited effectiveness and other drawbacks of your competitors’ products as discussed in this section and under “Competition” on page 13. For example, and without limitation, please provide substantiation for your statement on page 11 that approximately 60% of patients are not pleased with the healing of surgical incisions and your statement on page 13 that degradable substances suffer from short term efficacy. Please also revise to provide the industry sources referenced in the last sentence of the first paragraph under “Wound Treatment” on page 14.

Response: In response to the Staff’s comment, we have provided the Staff with hard copies of materials supporting the statements in the Second Amendment relating to drawbacks relating to our competitors’ products.   Further, the disclosure in the Second Amendment has been revised to remove the specific reference to market positions of our competitors.

Competition, page 13

8.   We note your response to prior comment 13 and your added disclosure regarding wound treatment products. However, please revise to provide a balanced discussion of the positive and negative aspects of competing dermal fillers.

Response: In response to the Staff’s comment, the disclosure in the filing has been revised.  Please see pages 14-16 of the Second Amendment.

Liquidity and Capital Resources, page 20

9.   We note your response to prior comment 14 and your added disclosure on page 20. However, please clarify how the company intends to raise capital through secondary offerings of the securities.

Response: In response to the Staff’s comment, the disclosure has been revised to indicate that the Company intends to raise capital through follow-on primary offerings; please see page 21 of the Second Amendment.

Results and Operations of Metamorefix, page 22

10.   We note your response to prior comment 2. However, please explain your statement on page 22 that Metamorefix has financed its operations principally through private and public sales of equity securities.

Response: In response to the Staff’s comment, the disclosure has been revised to clarify that Metamorefix has financed its operations principally through private sales of equity securities; please see page 21 of the Second Amendment.

Metamorefix’s Plans of Operation, page 23

11.   Please revise to clarify whether the targets, goals, and developments described on page 24 relate to the wound treatment product, the dermal filler product or both. Also, please ensure that the studies and trials referred to on page 24 are appropriately described here or elsewhere in the prospectus. In this regard, revise to clarify what product the trials and studies involve, where the studies and trials are taking place and whether regulatory approval has been received.

Response:  In response to the Staff’s comment, the table disclosing the Company’s targets, goals and developments has been revised and additional discussion of our clinical trials and studies has been included; please see page 25 of the Second Amendment.

Management, page 25

12.   Given the date of the report on Form 8-K, please tell us why you removed Mr. Feldhay’s business description.

Response: Mr. Feldhay’s term as a director expired at the end of its term, effective December 31, 2011. As such, his business description was omitted from the Filing.

13.   Please revise to ensure that the business descriptions of your executive officers and directors include the dates that these individuals served in their positions and the principal businesses of the entities listed. Please also revise to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the individual should serve as a director, in light of your business and structure.

Response: In response to the Staff’s comments, the disclosure regarding our executive officers and directors has been revised; please see pages 25-26 of the Second Amendment.

Executive Compensation, page 27

14.   We note your response to prior comment 21. However, we are unable to locate your amendment to the Form 8-K filed on October 12, 2011. Please advise.

Response: The Company has filed an amendment to its October 12, 2011 Form 8-K filed on April , 2012 to reflect the correct date of Mr. Shtarkman’s cessation of service as the Company’s Chief Executive Officer as July 7, 2011, as reflect in the Company’s Form 8-K filed on July 13, 2011.

15.   We note your response to prior comment 22 and your added disclosure on page 27. However, please ensure that you include all of the information required by Item 402 of Regulation S-K for Metamorefix Ltd.’s most recently completed fiscal year. For example, we note narrative disclosure required by Item 402(o) and the disclosure regarding director compensation required by Item 402(r) of Regulation S-K. Please also revise to describe any new plans or policies the registrant may have with regards to compensation following the merger.

Response: In response to the Staff’s comment, we have revised the disclosure in the Filing to (i) include a description of the terms of Mazal Dahan’s employment agreement; (ii) attach such employment agreement as an exhibit to the Second Amendment; (iii) clarify that no options other equity-based awards were repriced during the year ended December 31, 2011; and (iv) clarify that two directors received grants of equity securities in connection with their service as directors during the year ended December 31, 2011.  Please see pages 27-29 of the Second Amendment.

Compensation of Directors, page 27

16.   We note your response to prior comment 23 and your added disclosure. Please further revise your disclosure to describe the relevant provisions of Companies Regulations and clarify that these regulations are under Israeli Companies Law.

Response:  In response to the Staff’s comment, we have further revised the disclosure in the Filing to describe the relevant provisions of the Companies Regulations and to clarify that these regulations are promulgated under the Israeli Companies Law; please see page 29 of the Second Amendment.

Investments Agreement With Medgenesis, page 32

17.   Please clarify the source of the debt obligation referenced in the second-to-last paragraph on page 32.

Response: The debt obligations described in the second-to-last paragraph of page 32 of the Filing arose from loans made by Medgenesis to the Company pursuant to loan agreements dated February 1, 2010; April 29, 2010 and September 26, 2010.  The disclosure in the Filing has been revised to clarify the foregoing; please see page 35 of the Second Amendment.

Exhibits

18.   We note that certain of the agreements filed as material agreements do not appear to include all schedules, exhibits and appendices. For instance, we note without limitation that schedules are missing from exhibits 10.8 and 10.16. In addition, it appears that two different agreements were filed as Exhibit 10.11. Please re-file your exhibits, as necessary.

Response: In response to the Staff’s comment, Exhibits 10.8 and 10.9 (including the schedules referenced therein) have been re-filed with the Second Amendment.  We respectfully note that Exhibit 10.11 consists of a single agreement which was appropriately filed with the Filing, and that no schedules were omitted, and Exhibit 10.16 does not reference any schedules or other attachments.

Exhibit 99.1

Metamorefix Ltd. Financial Statements as of December 31, 2010, page 1

19.   We note your response to prior comment 30. We further note the disclosure in Note 2 of the financial statements that the financial statements have been prepared in accordance with U.S. GAAP. Please explain to us the basis for the disclosure that the financial statements are prepared in accordance with U.S. GAAP in light of the omission of the information required by FASB ASC 915. Alternatively, revise to include the required cumulative information.

Response: In response to the Staff’s comment, we have revised the financial statements filed with our Form 10-K for the year ended December 31, 2011 (incorporated by reference into the Filing) by including the additional information required by ASC 915 for development stage companies.  Note that inasmuch as our acquisition of Metamorefix is required to be accounted for as a reverse acquisition, the audited financial statements filed with our 2011 Form 10-K reflect the financial position and results of operations of Metamorefix, and accordingly those financial statements are incorporated by reference with respect to Exhibit 99.1 to the Filing.

*  *  *  *  *

In responding to the comments set forth above, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our response provided above. Please do not hesitate to contact me at +972.54.592.6012 with any questions.

Respectfully,

/s/ Hanan Waksman
Hanan Waksman
Chief Executive Officer